Exhibit 99.1

Joy Marcus Formerly GM Digital Video at Condé Nast Entertainment Appointed to
Perion Network’s Board of Directors

TEL AVIV, Israel & NEW YORK – November 7, 2019 – Perion Network Ltd. (NASDAQ:PERI), a global technology company that delivers Synchronized Digital Branding solutions across the three main pillars of digital advertising - Ad Search, Social media and Display / Video, announced today the appointment of Joy Marcus to the Company’s board of directors.

“Joy is a seasoned executive who has gained extensive experience and expertise with publishers in the digital advertising market. I am delighted to welcome Joy to our board of directors and believe that her skill and impressive background in the digital advertising industry will contribute a lot to Perion’s board of directors and will be instrumental to a successful implementation of Perion’s strategy.” said Eyal Kaplan, Chairman of the board of Perion Network.

Joy Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin' (now Activate), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at Viacom and GM North America for DailyMotion. She sits on the Boards of digital media companies Anyclip and Qwire, and the nonprofits New York Tech Alliance and Hoops4Hope. Joy is currently a full time Lecturer on Entrepreneurship at Princeton University, and is serving as a Venture Partner at VC firm JVP, focusing on digital media, advertising and consumer investments. Joy graduated with Magna Cum Laude from Princeton University and has a JD from NYU Law School.

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 52 5694441
ramir@perion.com

Source: Perion Network Ltd.